                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Amendment No. 3 - Final Amendment

                            TREX MEDICAL CORPORATION
                            (Name of Subject Company)

                            TREX MEDICAL CORPORATION
                                    (Issuer)

                         TREX MEDICAL ACQUISITION, INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 89531R 10 1
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $18,076,035        Amount of Filing Fee(2):  $3,615.21

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:             $3,615.21
    Form or Registration No.:           Schedule TO
    Filing Party:                       Thermo Electron Corporation
    Date Filed:                         October 25, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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

                            SCHEDULE 13D INFORMATION

------- ------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Thermo Electron Corporation
        IRS No. 04-2209186
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC
------- ------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------- ------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
------- ------------------------------------------------------------------------
NUMBER OF           7.    SOLE VOTING POWER                                 100
SHARES
BENEFICIALLY
OWNED BY            ----- ------------------------------------------------------
EACH                8.    SHARED VOTING POWER                                 0
REPORTING
PERSON WITH
------------------- ----- ------------------------------------------------------
9.         SOLE DISPOSITIVE POWER                                           100
------- ------------------------------------------------------------------------
10.        SHARED DISPOSITIVE POWER                                           0
------- ------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     100
------- ------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
           EXCLUDES CERTAIN SHARES
------- ------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              100%
------- ------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           CO
------- ------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Tender Offer and Rule 13e-3 Transaction Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 25, 2000, and as amended on November 6, 2000 and November 21, 2000 (as so amended, the "Schedule TO"). The Schedule TO relates to the offer by Trex Medical Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Trex Medical Corporation, a Delaware corporation (the "Company"), at a purchase price of $2.15 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2000 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(2). Except as expressly noted below, the disclosure in the Offer to Purchase that was incorporated by reference into the Schedule TO in response to the items referenced below continues to be incorporated by reference into the Schedule TO. This Amendment No. 3 is the final amendment to the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEMS 11 AND 13

     Items 1 through 9 and Items 11 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

          Based on the report of the Depositary, the Purchaser acquired 6,001,048 Shares pursuant to the Offer, bring Thermo Electron's equity ownership in the Company to approximately 97.4 percent. On November 29, 2000, Thermo Electron announced that effective on such date the Purchaser had merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation after the Merger. Because the Purchaser had acquired in excess of ninety percent of the outstanding Shares, the Merger was effected under Section 253 of the General Corporation Law of the State of Delaware, with a vote by the Board of Directors of the Purchaser but without a meeting of the stockholders of the Company. As contemplated by the Offer to Purchase, Thermo Electron contributed its Shares to the Purchaser prior to the Merger.

          At the effective time of the Merger, each outstanding Share of the Company (except for Shares owned by the Purchaser or stockholders exercising dissenters' rights and Shares held in the Company's treasury) was cancelled and converted into the right to receive $2.15 per Share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release announcing the completion of the Offer and the Merger is attached as Exhibit 12(a)(11) hereto and incorporated herein by reference.

ITEM 12

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

          (a)(11)  Press Release issued by Thermo Electron on
                   November 29, 2000.

          (a)(12)  Form of Notice of Merger and Appraisal Rights

          (a)(13)  Form of Letter to Former Stockholders

          (a)(14)  Form of Letter of Transmittal

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

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        TREX MEDICAL ACQUISITION, INC.

                                        By: /s/ John T. Keiser
                                            ------------------------------------
                                            Name:    John T. Keiser
                                            Title:   President

                                        THERMO ELECTRON CORPORATION

                                        By: /s/ Theo Melas-Kyriazi
                                            ------------------------------------
                                            Name:    Theo Melas-Kyriazi
                                            Title:   Vice President and
                                                     Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Item 13 of this Statement is true, complete and correct.

                                        TREX MEDICAL CORPORATION

                                        By: /s/ William J. Webb
                                            ------------------------------------
                                            Name:    William J. Webb
                                            Title:   President and Chief
                                                     Executive Officer

Date:    November 29, 2000


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

                                  EXHIBIT INDEX

EXHIBIT                  DESCRIPTION
12(a)(1)*                Offer to Purchase dated October 25, 2000

12(a)(2)*                Letter of Transmittal

12(a)(3)*                Notice of Guaranteed Delivery

12(a)(4)*                Letter from the Dealer Managers to Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees

12(a)(5)*                Letter to Clients for use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees

12(a)(6)*                Summary Advertisement as published on October 25, 2000

12(a)(7)**               Press Release issued by Thermo Electron on October 17,
                         2000

12(a)(8)*                Press Release issued by Thermo Electron on October 25,
                         2000

12(a)(9)*                Solicitation/Recommendation Statement on Schedule 14D-9
                         dated November 7, 2000, and as amended on November 21,
                         2000.

12(a)(10)*               Press Release issued by Thermo Electron on November 21,
                         2000.

12(a)(11)*               Press Release issued by Thermo Electron on November 29,
                         2000 (incorporated by reference to Exhibit 99 to the
                         Registrant's  Current Report on Form 8-K dated
                         November 28, 2000, filed with the SEC on November 29,
                         2000 (SEC File No. 1-8002)).

12(a)(12)                Form of Notice of Merger and Appraisal Rights

12(a)(13)                Form of Letter to Former Stockholders

12(a)(14)                Form of Letter of Transmittal

12(b)                    None

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


12(c)(1)*                Opinion of J.P. Morgan Securities Inc. dated October
                         16, 2000

12(c)(2)*                Opinion of Tucker Anthony Capital Markets dated
                         November 7, 2000 (incorporated by reference to Schedule
                         I to the Schedule 14D-9)

12(d)                    None

12(e)                    Not applicable

12(f)*                   Summary of Appraisal Rights (Included in
                         Exhibit 12(a)(1) in the section captioned "The Merger;
                         Appraisal Rights")

12(g)                    None

12(h)                    None

----------------------------
*    Previously filed.

**   Previously filed. The October 17, 2000 press release contained a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995. To the extent that the forward-looking statements in the October 17, 2000 press release relate to the tender offer that Trex Medical Acquisition, Inc. commenced on October 25, 2000, the safe harbor does not apply to such statements.

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